Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 or 15d-16
of The Securities Exchange Act of 1934

For the month of October, 2009	Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)  Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes☐ No☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

For Immediate Release

October 26, 2009

Grupo Radio Centro Reports Results for Third Quarter and First Nine Months of 2009

Mexico City, October 26, 2009 - Grupo Radio Centro, S.A.B. de C.V. (NYSE: RC, BMV: RCENTRO-A) (the “Company”), one of Mexico’s leading radio broadcasting companies, announced today its results of operations for the third quarter and nine months ended September 30, 2009.  All figures were prepared in accordance with the Mexican Financial Reporting Standards (“MFRS”) issued by the Mexican Board for Research and Development of Financial Information Standards.

Third Quarter Results

Broadcasting revenue for the third quarter of 2009 was Ps. 191,215,000, 5.3% lower than the Ps. 201,892,000 reported for the third quarter of 2008. This decline was mainly attributable to lower advertising expenditures by the Company’s clients in Mexico during the third quarter of 2009 compared to the same period of 2008, as a result of a weakening of the Mexican economy.  The decline in advertising expenditures by Mexican clients was partially offset by broadcasting revenue from the Los Angeles radio station, KXOS-FM.  In April 2009, the Company began to sell advertising time on KXOS-FM pursuant to a local marketing agreement with Emmis Communications Corporations (the “LMA”).

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the third quarter of 2009 were Ps. 178,278,000, 55.5% higher than the Ps. 114,671,000 reported for the third quarter of 2008. This increase was primarily due to (i) broadcasting expenses incurred in connection with KXOS-FM, and (ii) the reclassification in the third quarter of 2009 of certain amounts paid under the LMA as broadcasting expenses (which had been classified in the second quarter of 2009 as other expenses).

For the third quarter of 2009, the Company reported broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) of Ps. 12,937,000, 85.2% lower than the Ps. 87,221,000 reported for the third quarter of 2008. This decrease in broadcasting income was mainly attributable to the decrease in broadcasting revenue and the increase in broadcasting expenses, as described above.

Depreciation and amortization expenses for the third quarter of 2009 were Ps. 6,404,000, 20.4% lower than the Ps. 8,044,000 reported for the third quarter of 2008, as a result of a reduction in the amount of the Company’s depreciable assets.

The Company’s corporate, general and administrative expenses for the third quarter of 2009 were Ps. 2,808,000, a slight increase compared to Ps. 2,700,000 reported for the third quarter of 2008.

The Company reported operating income of Ps. 3,725,000 for the third quarter of 2009, 95.1% lower than the Ps. 76,477,000 reported for the third quarter of 2008. This decrease was due to lower broadcasting revenue and higher broadcasting expenses during the third quarter of 2009 compared to the third quarter of 2008, as described above.

During the third quarter of 2009, other income, net, was Ps. 944,000, compared to other expenses, net, of Ps. 14,896,000 reported for the third quarter of 2008. This variation was mainly attributable to the reclassification of certain amounts paid under the LMA from other expenses to broadcasting expenses, as described above.

The Company’s comprehensive financing cost for the third quarter of 2009 was Ps. 861,000, 36.0% lower than the Ps. 1,346,000 reported for the third quarter of 2008.  This decline was mainly attributable to a gain of Ps. 5,193,000 on net foreign currency exchange due to the appreciation of the peso against the U.S. dollar in the third quarter of 2009.  The decline in comprehensive financing cost was partially offset by interest expense paid in connection with the Company’s loan from Banco Inbursa to fund amounts payable under the LMA.

For the third quarter of 2009, the Company recorded income before taxes of Ps. 3,808,000, compared to Ps. 60,235,000 reported for the third quarter of 2008, primarily as a result of higher broadcasting expenses during the third quarter of 2009, as described above.

The Company recorded income taxes of Ps. 11,027,000 in the third quarter of 2009, 36.7% lower than the Ps. 17,413,000 recorded in the third quarter of 2008. This decline was due to lower taxable income in the third quarter of 2009 compared to the same period of 2008.

As a result of the foregoing, the Company recorded a net loss for the third quarter of 2009 of Ps. 7,219,000, compared to net income of Ps. 42,822,000 in the third quarter of 2008.

Nine-Month Results

For the nine months ended September 30, 2009, broadcasting revenue was Ps. 524,996,000, 4.2% higher than the Ps. 503,763,000 reported for the same period of 2008. The increase in broadcasting revenue was mainly attributable to higher advertising expenditures by the Company’s clients during the first nine months of 2009 compared to the same period in 2008 and to revenues from Los Angeles radio station, KXOS-FM, on which the Company began selling advertising time in April 2009.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the first nine months of 2009 were Ps. 422,128,000, 28.9% higher than the Ps. 327,508,000 reported for the same period of 2008. This increase was primarily due to (i) broadcasting expenses incurred in connection with the KXOS-FM, beginning in April 2009; (ii) the reclassification, in the third quarter of 2009, of certain amounts paid under the LMA as broadcasting expenses; and (iii) higher sales commissions as a result of the increase in broadcasting revenue during 2009.

Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the first nine months of 2009 was Ps. 102,868,000, 41.6% lower than the Ps. 176,255,000 reported for the same period of 2008. This decrease was mainly attributable to the increase in broadcasting expenses, as described above.

Depreciation and amortization expenses for the first nine months of 2009 were Ps. 19,558,000, 17.7% lower than the Ps. 23,776,000 reported for the same period of 2008, as a result of a reduction in the amount of the Company’s depreciable assets.

The Company’s corporate, general and administrative expenses for the first nine months of 2009 were Ps. 10,365,000, slightly higher than the Ps. 10,000,000 reported for the same period of 2008.

As a result of the foregoing, the Company recorded operating income of Ps. 72,945,000 for the first nine months of 2009, 48.8% lower than the Ps. 142,479,000 reported for the same period of 2008.

Other expenses, net, for the first nine months of 2009 were Ps. 45,800,000, 16.4% higher than the Ps. 39,341,000 reported for the same period of 2008. This increase was mainly attributable to higher legal expenses incurred in connection with the LMA.

The Company’s comprehensive financing cost for the first nine months of 2009 was Ps. 26,643,000, compared to Ps. 5,853,000 reported for the same period of 2008. This change was mainly due to (i) interest expense related to the Company’s loan from Banco Inbursa, S.A. and (ii) higher foreign exchange loss, net, attributable to the depreciation of the peso against the U.S. dollar, which results in a decrease in the peso value of the Company’s U.S. dollar denominated loan to a U.S. subsidiary.

For the first nine months of 2009, the Company recorded income before taxes of Ps. 502,000, compared to Ps. 97,285,000 reported for the same period of 2008, mainly due to the aforementioned increases in broadcasting expenses and comprehensive financing cost.

The Company recorded income taxes of Ps. 21,345,000 for the first nine months of 2009, compared to Ps. 28,213,000 reported for the same period of 2008, primarily due to lower taxable income.

As a result of the foregoing, the Company recorded a net loss of Ps. 20,843,000 for the first nine months of 2009, compared to net income of Ps. 69,072,000 reported for the same period of 2008.

Company Description

Grupo Radio Centro owns and/or operates 15 radio stations. Of these 15 radio stations, 12 are located in Mexico City, two AM stations, in Guadalajara and Monterrey, and one FM station in Los Angeles. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs.  Revenue is primarily derived from the sale of commercial airtime. In addition to the Organización Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organización Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to, 108 Grupo Radio Centro-affiliated radio stations throughout Mexico.

Note on Forward Looking Statements

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual or future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

RI Contacts In México: Pedro Beltrán / Alfredo Azpeitia Grupo Radio Centro, S.A.B. de C.V. Tel: (5255) 5728-4800 Ext. 7018 aazpeitia@grc.com.mx	In NY: Maria Barona / Peter Majeski i-advize Corporate Communications, Inc. Tel: (212) 406-3690 grc@i-advize.com.mx

GRUPO RADIO CENTRO, S.A.B. DE C.V.
CONSOLIDATED UNAUDITED BALANCE SHEETS
as of September 30, 2009 and 2008
(figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $") (1)
September 30,

	2009			2008
	$	U.S.(1)	Ps.	Ps.
ASSETS
Current assets:
Cash and temporary investments		5,257	70,988	105,185

Accounts receivable:
Broadcasting, net		16,487	222,642	182,716
Other		2,378	32,119	8,029
		18,865	254,761	190,745

Prepaid expenses		8,419	113,688	17,154
Deferred taxes		5	72	0
Total current assets		32,546	439,509	313,084

Property and equipment, net		34,517	466,107	462,108
Prepaid expenses		3,792	51,208	0
Deferred charges, net		275	3,717	5,249
Excess of cost over book value of net assets of subsidiaries, net		61,378	828,863	828,863
Other assets		247	3,340	3,325
Total assets		132,755	1,792,744	1,612,629

LIABILITIES
Current:
Notes payable		2,366	31,950	0
Advances from customers		6,114	82,567	73,895
Suppliers and other accounts payable		5,385	72,725	72,276
Taxes payable		2,314	31,242	24,267
Total current liabilities		16,179	218,484	170,438

Long-Term:
Notes payable		11,108	150,000	0
Reserve for labor liabilities		4,785	64,614	61,377
Deferred taxes		0	0	4,813
Total liabilities		32,072	433,098	236,628

SHAREHOLDERS' EQUITY
Capital stock		83,708	1,130,410	1,130,409
Cumulative earnings		12,818	173,095	201,050
Reserve for repurchase of shares		3,246	43,837	43,840
Accumulated Effect by Conversion		(103)	(1,393)	0
Minority interest		1,014	13,697	702
Total shareholders' equity		100,683	1,359,646	1,376,001
Total liabilities and Shareholders' equity		132,755	1,792,744	1,612,629

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 13.5042 per U.S. dollar, the rate on September 30, 2009.

GRUPO RADIO CENTRO, S.A.B. DE C.V.
CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
for the three-month and nine-month periods ended September 30, 2009 and 2008
(figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)
3rd Quarter	Accumulated 9 months

	2009			2008	2009			2008
	$	U.S. (1)	Ps.	Ps.	$	U.S. (1)	Ps.	Ps.

Broadcasting revenue (2)		14,160	191,215	201,892		38,876	524,996	503,763
Broadcasting expenses, excluding depreciation,
amortization and corporate, general and administrative expenses		13,202	178,278	114,671		31,259	422,128	327,508
Broadcasting income		958	12,937	87,221		7,617	102,868	176,255

Depreciation and amortization		474	6,404	8,044		1,448	19,558	23,776
Corporate, general and administrative expenses		208	2,808	2,700		768	10,365	10,000
Operating income		276	3,725	76,477		5,401	72,945	142,479

Other income (expenses), net		70	944	(14,896)		(3,392)	(45,800)	(39,341)

Comprehensive financing cost:
Interest expense		(448)	(6,054)	(1,435)		(1,243)	(16,790)	(6,100)
Interest income (2)		0	0	0		14	195	262
Gain (loss) on foreign currency exchange, net		385	5,193	89		(744)	(10,048)	(15)
		(63)	(861)	(1,346)		(1,973)	(26,643)	(5,853)

Income before income taxes		283	3,808	60,235		36	502	97,285

Income taxes		817	11,027	17,413		1,581	21,345	28,213
Net (loss) income		(534)	(7,219)	42,822		(1,545)	(20,843)	69,072

Net (loss) income applicable to:
Majority interest		713	9,619	42,812		1,130	15,277	69,047
Minority interest		(1,247)	(16,838)	10		(2,675)	(36,120)	25
		(534)	(7,219)	42,822		(1,545)	(20,843)	69,072

Net income per Series A Share (3)						0.033	0.4483	0.7036
Net income per ADS (3)						0.297	4.0347	6.3324
Weighted average common shares outstanding (000's) (3)							162,725	162,725

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 13.5042 per U.S. dollar, the rate on September 30, 2009.

(2) Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the third quarter of 2009 and 2008 was Ps. 1,051,000 and Ps. 2,169,000, respectively. Interest earned and treated as broadcasting revenue for the nine months ended September 30, 2009 and 2008 was Ps. 3,620,000 and Ps. 4,380,000, respectively.

(3) Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V. (Registrant)

Date: October 26, 2009	By:	/s/ Pedro Beltrán Nasr
Name: Pedro Beltrán Nasr
Title: Chief Financial Officer